Braeburn Pharmaceuticals, Inc.
47 Hulfish Street, Suite 441
Princeton, New Jersey 08542-3713

February 22, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Attention: Joshua Samples

Re:	Braeburn Pharmaceuticals, Inc.
Withdrawal of Registration Statement on Form S-1
File No. 333-215398

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Braeburn Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-215398), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on December 30, 2016. The Registration Statement was not declared effective by the Commission under the Securities Act.

The Registrant has determined not to pursue the initial public offering to which the Registration Statement relates at this time. The terms currently obtainable in the public marketplace are not sufficiently attractive to the Registrant to warrant proceeding with the public offering.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, in reliance on Rule 155(c) promulgated under the Securities Act, undertake a subsequent private offering.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the Registrant’s counsel, Goodwin Procter LLP, Attn: Laurie A. Burlingame, 100 Northern Avenue, Boston, MA 02210.

If you have any questions with respect to this matter, please contact Laurie A. Burlingame at (617) 570-1879.

Sincerely,
BRAEBURN PHARMACEUTICALS, INC.

/s/ David J. McIntyre
David J. McIntyre
Chief Financial Officer

cc:	Mitchell S. Bloom, Esq. (Goodwin Procter LLP)
John M. Mutkoski, Esq. (Goodwin Procter LLP)
Deanna L. Kirkpatrick, Esq. (Davis Polk & Wardwell LLP)